UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[   ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[X] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CIT Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

505 Fifth Ave.
Address of Principal Executive Office (Street and Number)

New York, New York 10017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

CIT Group Inc. (“CIT”, “the Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2009 by the prescribed filing deadline (August 10, 2009) without unreasonable effort and expense as explained below. The Company expects to file the Form 10-Q by August 17, 2009.

On July 20, 2009, CIT announced that it had entered into a $3 billion secured term loan facility (the Credit Facility) provided by a group of the Company’s major bondholders. Proceeds of $2 billion were committed and drawn by the Company on July 20th, with the additional $1 billion committed and drawn on August 4, 2009. CIT further announced on July 20, 2009 the intent to commence a comprehensive restructuring of its liabilities to provide additional liquidity and further strengthen its capital position. The terms of the Credit Facility do not allow for the Credit Facility proceeds to be used by the Company to make certain August 17, 2009 debt principal and interest payments without the successful completion of a debt tender offer as discussed further below. These items, as well as additional information regarding the events leading to these transactions, were disclosed within Form 8-K’s filed on July 21 and July 24 2009.

As a first step of the restructuring plan, on July 20, 2009, the Company commenced a cash tender offer for its outstanding $1 billion in floating rate senior notes due August 17, 2009 and amended the offer on August 3, 2009. A description of the terms of the offer and the amendment are contained in Form 8-K’s filed by the Company on July 21, July 24 and August 3, 2009.

If the tender offer is successfully completed, the Company intends to use the proceeds of the Credit Facility to complete the tender offer and make payment for the August 17 notes. Further, the Company and a Steering Committee of the bond holder lending group do not intend for the Company to seek relief under the U.S. Bankruptcy Code, but rather will pursue restructuring efforts as part of the comprehensive restructuring plan to enhance the Company’s liquidity and capital position. If the pending tender offer is not successfully completed, and the Company is unable to obtain alternative financing, an event of default under the provisions of the Credit Facility would result and the Company could seek relief under the U.S. Bankruptcy Code.

The Credit Facility contains provisions (i) requiring the Company and the Steering Committee to work together in good faith to promptly develop a mutually acceptable restructuring plan for the Company and its Subsidiaries and (ii) requiring the Company to adopt a restructuring plan acceptable to the majority in number of the Steering Committee by October 1, 2009. The agreement also calls for a draft of the restructuring plan on a “best efforts basis” by August 14, 2009. As a result, the Company currently expects to complete and begin executing on the restructuring plan prior to the required October 1 deadline.

The Company’s senior management and other key personnel have been spending significant amount of time in the Company’s restructuring efforts during the last several weeks. Such efforts have prevented the Company to complete its preparation and review of the Form 10-Q on time to file it within the prescribed time period without unreasonable effort and expense. As part of management’s preparation and review of the Form 10-Q the Company is still reviewing the classification of assets and/or businesses potentially available for sale and the potential related valuation adjustments both of which are necessary for the preparation of the financial statements required to be filed as part of the Form 10-Q and for compliance with the other disclosure requirements of Part I – Financial Information of Form 10-Q and Part II – Other Information, Item 1A. Risk Factors and Item 3. Defaults Upon Senior Securities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph M. Leone	973	740-5752
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    |X| Yes    |_| No

(3)

As disclosed in the Current Report on Form 8-K filed on July 21, 2009, the Company expects to report a net loss in excess of $1.5 billion for the quarter ended June 30, 2009. This would result in a net loss in excess of $1.9 billion for the six months ended June 30, 2009, versus a net loss of $2.3 billion during the six months ended June 30, 2008. The 2008 results included a loss from discontinued operations of $2.1 billion relating to the Company’s disposition of its home lending business. The 2009 results, which relate entirely to continuing operations, reflect an approximate $0.7 billion goodwill and intangible asset impairment charge, increased provision for credit losses, continued reduction in net interest revenue and losses on receivables sold for liquidity purposes. In addition, as disclosed in the same Current Report on Form 8-K, the Company’s funding strategy and liquidity position have been materially adversely affected by on-going stress in the credit markets, operating losses, credit ratings downgrades, and regulatory and cash restrictions such that there is substantial doubt about the Company’s ability to continue as a going concern.

CIT Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2009	By:	/s/ Joseph M. Leone

	Title:	Vice Chairman and Chief Financial Officer CIT Group Inc.